NO ACT

PE
2-27-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035367

February 27, 2009

Received SEC
FEB 27 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-27-09

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Time Warner Inc.

Dear Ms. Goodman:

This is in regard to your letter dated February 27, 2009 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Time Warner therefore withdraws its January 5, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 27, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.;*
Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of the AFL-CIO Reserve Fund;
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated January 5, 2009, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Time Warner Inc. (the "Company"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent").

Enclosed is a letter from the Proponent to the Company dated February 25, 2009, stating that the Proponent voluntarily withdraws the Proposal. See Exhibit A. In reliance on this letter, we hereby withdraw the January 5, 2009 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's Counsel, at (212) 484-8142 with any questions in this regard.

Sincerely,

Amy L. Goodman /EAI
Amy L. Goodman

Enclosure

cc: Julie Y. Kim, Time Warner Inc.
Daniel F. Pedrotty, AFL-CIO Reserve Fund
Vineeta Anand, AFL-CIO Reserve Fund

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 25, 2009

Sent by E-Mail and USPS Mail

Mr. Paul F. Washington, Senior Vice President,
Deputy General Counsel and Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, New York 10019-8016

Dear Mr. Washington:

On behalf of the AFL-CIO Reserve Fund, I write to withdraw the previously submitted shareholder proposal requesting that the Board of Directors present a report to shareholders on the policies and procedures by which the Nominating and Governance Committee selected and retained John England. This withdrawal is based on the Time Warner proposal outlined in your letter dated February 25, 2009. If you have any questions, please contact Vineeta Anand at 202-637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 6, 2009

By E-Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Time Warner, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Time Warner, Inc. ("Time Warner" or "the Company") by letter dated January 5, 2009 that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2009 proxy materials.

I. Introduction

Proponent's shareholder proposal to Time Warner requests:

> that the Board of Directors present a Report to shareholders no later than August 31, 2009, on the policies and procedures by which the Nominating and Governance Committee (the "Committee") selected and retained John England, managing principal of Towers Perrin, to provide analysis and advice on the compensation of senior executives, including the overall design of the Company's executive compensation program. The Report should describe the criteria used to select Mr. England, including the consideration of any conflicts of interest and ethical concerns. The Report should specifically address the implications for the Company of Mr. England's representation of Angelo Mozilo, the former chairman and chief executive officer of Countrywide Financial Corporation, in negotiating his 2006 compensation package.

Time Warner argues that it may exclude the Proposal "because it has been substantially implemented." [Rule 14a-8(i)(10)]. The Company, however, has never disclosed the key elements of the Proposal to its shareholders, namely, the:

- policies and procedures employed by the Board in selecting Mr. England;
- criteria used to select Mr. England; and
- implications for the Company of Mr. England's representation of former Countrywide Chairman and CEO Angelo Mozilo.

Instead, the Company cites its 2007 Proxy Materials, which reveal little more than the fact that one of the Board's Compensation Committee members recommended Mr. England as a consultant. The Company then states that the Committee hired Mr. England "without any intervention by management." The Proposal, however, asks the Board to report on each of the elements described above. Since the Company has failed to report on anything more than the fact that the Compensation Committee hired Mr. England without management interference, the Company has failed to demonstrate that the Proposal has been substantially implemented.

II. Since the Proposal asks Time Warner to report on the key elements of Mr. England's selection and retention as the Board's compensation consultant, and the Company has failed to do so, the Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented.

Time Warner argues that it has already taken actions to address each element of the Proposal, but the evidence it offers demonstrates that the Company has not met the substantial implementation standard that was established in Exchange Act Releases No. 20091 (August 16, 1983) and No. 40018 (May 21, 1998). The chart below presents the elements of the Proposal and the actions taken by the Company on each element:

Proposal Elements	Time Warner Actions
Report on policies and procedures for selection of compensation consultant John England, Managing Principal, Tower Perrin.	2007 Proxy report: Mr. England "first identified by a member of the Compensation Committee...retained without any intervention by management." Committee members "aware of" Towers Perrin's work for Time Warner.
Describe criteria used to select Mr. England, including conflicts of interest and ethical concerns	None described.
Specifically address implications for the Company of Mr. England's representation of former Countrywide CEO Angelo Mozilo.	The Company "does not believe that Mr. England's work at Countrywide has any implications for the Company."

A. Time Warner's inadequate disclosure of policies and procedures regarding the Compensation Committee's decision to retain Mr. England.

The Company's 2007 and 2008 proxy statements do not discuss the policies and procedures by which Mr. England was hired by the Board's Compensation and Human Development Committee. They do not describe the search that the Committee conducted before hiring Mr. England. They do not describe whether the Committee advertised for an outside compensation consultant. They do not describe whether the Committee interviewed independent compensation consultants whose companies do not do other work for the Company. Moreover, it would be difficult to conclude that the Company's description of the Compensation Committee's word-of-mouth referral by a single member of the Committee qualifies as a procedure for hiring a consultant for such a critical component of the Committee's work.

In addition, the Company's 2007 and 2008 proxy statements do not describe whether Mr. England was asked to furnish data to the Committee regarding his experience, clients, or type of work done for other companies in the same business. Nor is there any information disclosed in Time Warner's proxies on whether Mr. England was interviewed by the full Compensation Committee; whether the Committee asked for and received references or recommendations; or whether the Compensation Committee considered the potential conflicts-of-interest that could arise because Mr. England's company did other work for Time Warner. In this respect, it is significant that the Proposal asks Time Warner to describe the fact that it paid Towers Perrin $2,021,858 in 2006 for other consulting work Towers Perrin did for the Company.

Finally, the Proposal would have the Company report on the policies and procedures the Compensation Committee had in place to address any ethical concerns about Mr. England's work for other clients. To place this matter in the proper context, it should be noted that James F. Reda, a leading independent compensation consultant, recommended that the Securities and Exchange Commission require companies to disclose the procedure a board compensation committee followed in choosing a Compensation Advisor. Reda also recommended that companies should disclose a table presenting fees paid to Compensation Advisors, the type of work performed by the Compensation Advisor and the relative fee structure for work performed for the Committee, and for management, if applicable. The Committee also should provide a description of the work performed when the Compensation Advisor worked with management.[1]

B. The Proposal requests information on the criteria used to select Mr. England but Time Warner discloses no criteria at all.

The Company states that Mr. England "reports directly to the Compensation and Human Development Committee." It also states that Mr. England meets with the Committee outside the presence of management. Neither of these facts constitute criteria used to select Mr. England. Instead they are measures taken to deal with Mr. England's work for the Company after his

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[1] James F. Reda, Comment letter to the SEC, April 6, 2006.

selection by the Committee.[2] The Proposal, however, asks the Board to report on the criteria, including ethical concerns and conflicts of interest that were used in the selection of Mr. England.

Time Warner provides no information at all on the criteria used by the Compensation Committee to select Mr. England. Had the Company substantially implemented the Proposal, it would have done so.

C. The Proposal requests a report on the implications for Time Warner of Mr. England's representation of former Countrywide CEO, Mr. Angelo Mozilo, but Time Warner has provided no information other than the assertion that there are none.

Time Warner's proxy disclosures do not state whether the Board's Compensation Committee was aware of Mr. England's representation of former Countrywide CEO Angelo Mozilo in negotiating his 2006 compensation package with Countrywide. Indeed, the Company states that it "does not believe that Mr. England's work at Countrywide has any implications for the Company, particularly in light of these policies and procedures." The "policies and procedures" the Company refers to, however, apply only to conduct of the Committee and Mr. England after he was selected by Time Warner.

The Company does not acknowledge that Mr. England helped Mr. Mozilo negotiate a much higher package than the board had originally sought to give Mr. Mozilo. The details of Mr. England's activities came to light during a hearing by the House of Representatives Committee on Oversight and Government Reform on March 7, 2008. The hearing revealed that Mr. England and Towers Perrin were hired by Countrywide, with the full knowledge and at the recommendation of that company's compensation committee. Countrywide retained Mr. England to evaluate Mr. Mozilo's 2006 compensation package, after Mr. Mozilo had expressed dissatisfaction with the large reduction in his compensation recommended by Exequity, the independent compensation consultant advising the board of Countrywide. Towers Perrin was paid by Countrywide, yet, according to the Staff of the House Committee on Oversight and Government Reform, Mr. England acted as if he were the personal advisor to Mr. Mozilo:

> Mr. England and his colleagues at Towers Perrin appear to have discussed the terms of a possible counter-proposal only with Mr. Mozilo, rather than with other Countrywide management.[3]

---

[2] The National Association of Corporate Directors recommended in 2003 that a truly independent compensation consultant is one who "should be hired by and report directly to the [Compensation] Committee, and should not be retained by the company in any other capacity. In 2006, the Conference Board stated, "When the compensation committee uses information and services from outside consultants, it must ensure that consultants are independent of management and provide objective, neutral advice to the committee.... The economics of the consultants' engagement for services is very important as an insight into independence. Any imbalance in fees generated by management versus fees generated on behalf of the committee should receive intense scrutiny."

Time Warner makes no representations that additional information pertaining to any of the elements of the Proposal will be discussed in its forthcoming 2009 Proxy Statement. Instead, it will reprint the information on Mr. England offered in its 2007 and 2008 proxy statements:

> The Company also has agreed to and intends to provide similar information in the 2009 Proxy Materials.

Time Warner's reliance upon *Wal-Mart Stores, Inc.*, 2007 SEC No-Act. LEXIS 412 (March 28, 2007), and *Honeywell International, Inc.*, 2007 SEC No-Act. LEXIS 269 (February 21, 2007) is also misplaced. In those cases, it was clear that the forthcoming proxy materials of each company would disclose information that would, in fact, substantially implement each of the proposals at issue. Here, Time Warner asserts that its 2009 Proxy Materials will be virtually identical to its 2007 and 2008 proxy materials, neither of which substantially implemented the Proposal.

Time Warner's implementation of this Proposal more closely resembles the conduct described in *The Kroger Co.*, 2008 SEC No-Act. LEXIS 374 (March 18, 2008) (proposal requesting that the board's executive compensation committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives that includes elements set forth in the proposal); *General Electric Corporation*, 2007 SEC No-Act. LEXIS 127 (January 31, 2007) (proposal requesting the company to adopt ethical criteria with respect to military contracts); *Wendy's International, Inc.*, 2006 SEC No-Act. LEXIS 217 (February 21, 2006) (proposal requesting that the board issue a sustainability report to shareholders); *American International Group, Inc.*, 2005 SEC No-Act. LEXIS 443 (March 17, 2005) (proposal seeking to amend AIG's bylaws to require, at the earliest practical date and whenever an independent director is available and qualified to serve, that the board's chairperson be an independent director and that the board nominate independent directors so that independent directors, as defined in the proposal, would constitute two-thirds of the board); *Sara Lee Corporation*, 2003 SEC No-Act. LEXIS 696 (September 8, 2003) (proposal requesting that the board commit to the implementation of a code of conduct based on ILO human rights standards

---

[3]Majority Staff Memorandum to Members of the House Committee on Oversight and Government Reform, March 6, 2008, p. 9, http://oversight.house.gov/documents/20080306123851.pdf (accessed 2/6/09). The Staff reported: "In an October 15, 2006, e-mail, Mr. Mozilo noted that Mr. England transmitted the revised proposal to the Countrywide board only after being "instructed" to do so by Mr. Mozilo." (Majority Staff Memo, March 6, 2008 page 9.) Mr. England also advised the board to give Mr. Mozilo a $15 million "contract renewal" bonus in 2006—when he was originally supposed to retire—and "compare his pay with the nation's largest investment banks, including Goldman Sachs and Merrill Lynch, instead of the smaller financial services companies that Exequity said better reflected Countrywide's peer group." ("Board nixed lower pay for Mozilo," *The Los Angeles Times*, March 7, 2008.) When Countrywide's board balked at paying the $15 million contract renewal and agreed to give Mr. Mozilo $10 million instead, Mr. England e-mailed Mr. Mozilo: "My primary unhappiness with what the Board has put forth is that it lowers your maximum opportunity significantly." (Majority Memo, March 6, 2008, page 10.)

and commit to a program of outside, independent monitoring); and *Lockheed Martin Corporation*, 2001 SEC No-Act. LEXIS 157 (January 31, 2001) (proposal urging the board of directors to prepare a report on the dilutive effect of certain options to purchase Lockheed Martin's stock and to include in this report information specified in the proposal).

In each case, the Staff determined that the proposals had not been substantially implemented under Rule 14a-8(i)(10).

III. Conclusion

Time Warner has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rule 14a-8(i)(10) because the Company has not substantially implemented the Proposal.

Consequently, since Time Warner has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Amy L. Goodman, Esq.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 5, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Stockholder Proposal of the AFL-CIO Reserve Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The proposal (the "Proposal") states:

> Resolved: The shareholders of Time Warner Inc. (the "Company") request that the Board of Directors present a Report to shareholders no later than August 31, 2009, on the policies and procedures by which the Nominating and Governance Committee[1] (the "Committee") selected and retained John England, managing principal of Towers Perrin, to provide analysis and advice on the compensation of senior executives, including the overall design of the Company's executive compensation program. The Report should describe the criteria used to select Mr. England, including the consideration of any conflicts of interest and ethical concerns. The Report should specifically address the implications for the Company of Mr. England's representation of Angelo Mozilo, the former chairman and chief executive officer of Countrywide Financial Corporation, in negotiating his 2006 compensation package.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management. . . ." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(i)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer."

---

1 The Proposal incorrectly refers to the Nominating and Governance Committee, which uses the services of Mr. England in setting non-management director compensation. It is actually the Compensation and Human Development Committee that has retained Mr. England to advise it on executive compensation matters.

> While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.

Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed the position that substantial implementation is sufficient grounds for exclusion of a proposal. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

To be considered substantially implemented, a proposal need not be "fully effected" by the company. *See* 1998 Release; 1983 Release at § II.E.6. When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); and *Nordstrom, Inc.* (avail. Feb. 8, 1995). Proposals have been considered "substantially implemented" where an issuer has implemented part, but not all, of a multi-faceted proposal. *See e.g. Columbia/HCA Healthcare Corp* (avail. Feb. 18, 1998) (concurring in exclusion where the company took steps to partially implement three of the four actions requested). In other words, Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006).

As discussed in greater detail below, we believe the Company has substantially implemented the Proposal by providing comprehensive disclosure about the Compensation and Human Development Committee's retention of and relationship with Mr. England in the Company's proxy statements for its 2007 and 2008 annual meetings (the "2007 Proxy Materials"[2] and the "2008 Proxy Materials,"[3] respectively). Moreover, the Company will include information similar to that which appeared in the 2007 Proxy Materials and the 2008 Proxy Materials in the 2009 Proxy Materials. This extensive disclosure addresses the Proposal's essential objective of providing stockholders with information regarding Mr. England's retention as compensation consultant.

The Proposal requests information regarding the policies and procedures by which the Compensation and Human Development Committee selected and retained Mr. England to advise it with respect to executive compensation matters. The Company already presented this information in its 2007 Proxy Materials where it stated that ". . . Mr. England was first identified by a member of the Compensation Committee, and then was retained by the Compensation

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2 Available at www.sec.gov/Archives/edgar/data/1105705/000119312507077070/ddef14a.htm.

3 Available at www.sec.gov/Archives/edgar/data/1105705/000119312508071092/ddef14a.htm.

Committee without any intervention by management." The 2007 Proxy Materials also indicate that in making its selection, the Compensation and Human Development Committee was aware of and took into consideration the fact that Mr. England was employed by Towers Perrin and that Towers Perrin also provided services to the Company. Specifically, the 2007 Proxy Materials state: "The fact that Mr. England was employed by Towers Perrin, a preeminent human resources consulting firm that provides services to Time Warner in several areas, was clearly understood by the Committee. Having Mr. England as its consultant was the motivating factor for the Committee in selecting an outside advisor, however, rather than the consulting firm at which he was employed."

The Proposal also requests that the report address the Compensation and Human Development Committee's consideration of any conflicts of interest and ethical concerns during the selection process. As indicated in the 2007 Proxy Materials and the 2008 Proxy Materials, the Compensation and Human Development Committee believes that its consultant should be able to "render candid and direct advice" that is "independent of management's influence." The Compensation and Human Development Committee therefore took several steps to satisfy that objective and outlined those steps in the 2007 and 2008 Proxy Materials. Both the 2007 Proxy Materials and the 2008 Proxy Materials noted that:

- the Compensation and Human Development Committee undertakes a review (at least annually) of the types of projects performed by Towers Perrin for the Company as a whole, along with the fees charged;

- Mr. England reports directly to the Compensation and Human Development Committee on all matters related to executive compensation;

- Mr. England meets separately with the Compensation and Human Development Committee members outside the presence of management at each meeting of the committee, in addition to speaking directly with members of the committee between meetings, as necessary or desired; and

- Mr. England's interactions with management are limited to those matters that are either on the Compensation and Human Development Committee's behalf or related to programs that will be presented to the committee for approval.

In addition to the steps taken by the Compensation and Human Development Committee with regard to its procedures and dealings with Mr. England, as stated in the 2007 Proxy Materials and the 2008 Proxy Materials, Towers Perrin and Mr. England have also "taken their own steps to separate the consultant from the other services provided by Towers Perrin." The Compensation and Human Development Committee has reviewed and disclosed information regarding these actions, which are intended to address potential conflicts of interest. In the 2007 Proxy Materials and the 2008 Proxy Materials, the Compensation and Human Development Committee disclosed that:

- Mr. England is not the "client relationship manager" on services provided to the Company by Towers Perrin;
- neither Mr. England nor any of his team members participates in any activities related to increasing Towers Perrin's consulting services provided to the Company;
- other than their work for the Board, the team that works with Mr. England does not work on other consulting assignments for the Company; and
- no part of Mr. England's or his team's pay is directly impacted by any increase in fees paid to Towers Perrin from the Company.

The Proposal also requests information specifically addressing the implications for the Company of Mr. England's representation of Angelo Mozilo, a former executive of Countrywide Financial Corporation ("Countrywide"), in negotiating Mr. Mozilo's 2006 compensation package at Countrywide. As noted above, the Company has already provided extensive information about the policies and procedures it has put in place to see that conflicts of interest do not arise, which were outlined in the 2007 Proxy Materials and the 2008 Proxy Materials. Furthermore, the Company does not believe that Mr. England's work at Countrywide has any implications for the Company, particularly in light of these policies and procedures. Here, Mr. England has been retained directly by the Compensation and Human Development Committee to only do work for that committee, and the Compensation and Human Development Committee has made sure that any advice it receives from Mr. England is independent by taking the various steps outlined above. We therefore believe the Company has addressed this element of the Proposal.

The Staff has stated that a determination of whether the company has substantially implemented a proposal depends upon whether the company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *See Texaco Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation requires only that a company's actions satisfactorily address the underlying concerns of the proposal and its "essential objective." *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Co.* (avail. Apr. 5, 2002); *The Gap, Inc.* (avail. Mar. 16, 2001); *Masco Corp.* (avail. Mar. 29, 1999) (in each case, concurring in the exclusion of a stockholder proposal under Rule 14a-8(i)(10) as substantially implemented where the essential objective of the proposal had been met).

In the instant case, the Company's actions compare favorably to the Proponent's request. The Proponent's essential objective is to receive information regarding the retention of Mr. England as compensation consultant. The Company has already described to stockholders in its 2007 Proxy Materials the policies and procedures used to select and retain Mr. England. It has further described, in both its 2007 Proxy Materials and 2008 Proxy Materials, the

Compensation and Human Development Committee's consideration of any conflicts of interest or ethical concerns, and has further outlined the steps taken to minimize any such problems in the future. The Company also has agreed to and intends to provide similar information in the 2009 Proxy Materials. In this regard, the Staff has permitted exclusion of a proposal on substantially implemented grounds where a company informed the Staff in its no-action request that the information requested in a stockholder proposal would be disclosed in an upcoming proxy statement. *See Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007); *Honeywell International Inc. (Service Employees International Union)* (avail. Feb. 21, 2007) (in each case, concurring in the exclusion of a proposal under Rule 14a-8(i)(10) as substantially implemented where the proponent requested a report on the company's relationships with its compensation consultants and where the company agreed to provide such disclosure in the upcoming proxy statement and provided information in its no-action request about what would be disclosed, as the Company as done here).

Accordingly, we believe that the Company has substantially implemented the Proposal, and that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Julie Y. Kim, the Company's Counsel, at (212) 484-8142.

Sincerely,

Amy L. Goodman

ALG/csh
Enclosures

cc: Julie Y. Kim, Time Warner Inc.
Vineeta Anand, American Federation of Labor and Congress of Industrial Organizations

100574158_15.DOC

EXHIBIT A

Facsimile Transmittal

Date: December 3, 2008

To: Paul Washington, Corporate Secretary
Time Warner Inc.

Fax: 212-484-7174

From: Daniel Pedrotty

Pages: 3 (including cover page)

Attached is our shareholder proposal for the 2009 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2008

Sent by FAX and UPS Next Day Air

Mr. Paul F. Washington, Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, New York 10019-8016

Dear Mr. Washington:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Time Warner Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,800 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Report on Selection and Retention of Compensation Consultant John England

Resolved: The shareholders of Time Warner Inc. (the "Company") request that the Board of Directors present a Report to shareholders no later than August 31, 2009, on the policies and procedures by which the Nominating and Governance Committee (the "Committee") selected and retained John England, managing principal of Towers Perrin, to provide analysis and advice on the compensation of senior executives, including the overall design of the Company's executive compensation program. The Report should describe the criteria used to select Mr. England, including the consideration of any conflicts of interest and ethical concerns. The Report should specifically address the implications for the Company of Mr. England's representation of Angelo Mozilo, the former chairman and chief executive officer of Countrywide Financial Corporation, in negotiating his 2006 compensation package.

Supporting Statement: The Company's 2008 Proxy Statement describes Mr. England's professional services for the Committee thus: "The interactions Mr. England has with management are limited to those which are on the Committee's behalf or related to proposals that will be presented to the Committee for review and approval." [p. 41] According to the Proxy Statement, the matters handled by Mr. England during 2007 included advising the Committee on the compensation of Chairman Richard Parsons, CEO Jeffrey Bewkes, and CFO John Martin.

However, a report of a Congressional investigation about Mr. England's involvement in compensation negotiations between Countrywide and Mr. Mozilo raises serious ethical concerns about his advice to the Committee on the compensation of senior executive officers at our Company. Mr. England said that both he and Towers Perrin were "appropriate counsel for decision-making [at Countrywide] independent of influence." [Majority Staff Memorandum to Members of the House Committee on Oversight and Government Reform, March 6, 2008, p. 9]

The investigation by the House Committee on Oversight and Government Reform found that although Mr. England was engaged by Countrywide to evaluate Mr. Mozilo's 2006 compensation, he acted as if he was Mr. Mozilo's personal adviser "My primary unhappiness with what the Board has put forth is that it lowers your maximum opportunity significantly. That's been accomplished by lowering the target bonus and reducing the maximum bonus," Mr. England wrote to Mr. Mozilo in an e-mail. [Majority Staff Memorandum to Members of the House Committee on Oversight and Government Reform, March 6, 2008, p. 10]

Mr. England's actions at Countrywide demonstrate that he acted to increase Mr. Mozilo's compensation to the detriment of Countrywide and its shareholders. The House Committee's investigation found that Mr. England convinced the Compensation Committee to award Mr. Mozilo an $81 million separation package and a "sign-on equity award" of $15 million.

Given the negative publicity arising from Mr. England's work on behalf of Countrywide, shareholders and the Company need a Report to determine if Mr. England should continue to be retained by the Committee.

We urge shareholders to vote for this proposal.

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

December 4, 2008

Ms. Vineeta Anand
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, NW
Washington, DC 20005

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Anand:

A letter from Mr. Daniel Pedrotty on behalf of the AFL-CIO Reserve Fund addressed to the Corporate Secretary dated December 3, 2008, received by Time Warner Inc. ("TWI") on December 3, 2008, in connection with a Rule 14a-8 proposal that the AFL-CIO Reserve Fund has submitted to TWI, has been forwarded to me. A copy of the letter is attached. The letter requests that all questions or correspondences regarding the proposal be directed to you. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership.

To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of TWI shares. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of December 3, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim

Julie Kim
Counsel

Attachment

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2008

Sent by FAX and UPS Next Day Air

Mr. Paul F. Washington, Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, New York 10019-8016

Dear Mr. Washington:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Time Warner Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,800 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Report on Selection and Retention of Compensation Consultant John England

Resolved: The shareholders of Time Warner Inc. (the "Company") request that the Board of Directors present a Report to shareholders no later than August 31, 2009, on the policies and procedures by which the Nominating and Governance Committee (the "Committee") selected and retained John England, managing principal of Towers Perrin, to provide analysis and advice on the compensation of senior executives, including the overall design of the Company's executive compensation program. The Report should describe the criteria used to select Mr. England, including the consideration of any conflicts of interest and ethical concerns. The Report should specifically address the implications for the Company of Mr. England's representation of Angelo Mozilo, the former chairman and chief executive officer of Countrywide Financial Corporation, in negotiating his 2006 compensation package.

Supporting Statement: The Company's 2008 Proxy Statement describes Mr. England's professional services for the Committee thus: "The interactions Mr. England has with management are limited to those which are on the Committee's behalf or related to proposals that will be presented to the Committee for review and approval." [p. 41] According to the Proxy Statement, the matters handled by Mr. England during 2007 included advising the Committee on the compensation of Chairman Richard Parsons, CEO Jeffrey Bewkes, and CFO John Martin.

However, a report of a Congressional investigation about Mr. England's involvement in compensation negotiations between Countrywide and Mr. Mozilo raises serious ethical concerns about his advice to the Committee on the compensation of senior executive officers at our Company. Mr. England said that both he and Towers Perrin were "appropriate counsel for decision-making [at Countrywide] independent of influence." [Majority Staff Memorandum to Members of the House Committee on Oversight and Government Reform, March 6, 2008, p. 9]

The investigation by the House Committee on Oversight and Government Reform found that although Mr. England was engaged by Countrywide to evaluate Mr. Mozilo's 2006 compensation, he acted as if he was Mr. Mozilo's personal adviser "My primary unhappiness with what the Board has put forth is that it lowers your maximum opportunity significantly. That's been accomplished by lowering the target bonus and reducing the maximum bonus," Mr. England wrote to Mr. Mozilo in an e-mail. [Majority Staff Memorandum to Members of the House Committee on Oversight and Government Reform, March 6, 2008, p. 10]

Mr. England's actions at Countrywide demonstrate that he acted to increase Mr. Mozilo's compensation to the detriment of Countrywide and its shareholders. The House Committee's investigation found that Mr. England convinced the Compensation Committee to award Mr. Mozilo an $81 million separation package and a "sign-on equity award" of $15 million.

Given the negative publicity arising from Mr. England's work on behalf of Countrywide, shareholders and the Company need a Report to determine if Mr. England should continue to be retained by the Committee.

We urge shareholders to vote for this proposal.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

  1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

  2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

  3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

  1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

  2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

  1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    - i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    - ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    - iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:
    - i. The proposal;
    - ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 4, 2008

Mr. Paul F. Washington, Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, New York 10019-8016

Re: Time Warner Inc.

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 2,800 shares of common stock (the "Shares") of Time Warner Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account # . The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment